

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2018

James Cassidy
President
Saturn Trail Acquisition Corporation
9454 Wilshire Boulevard, Suite 612
Beverly Hills, CA 90212

      Re: Saturn Trail Acquisition Corporation
          Form 10-12G
          Filed June 21, 2018
          File No. 000-55953

Dear Mr. Cassidy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G

General

1.   Please confirm your understanding that your registration statement will automatically become effective 60 days after filing and that, upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934 even if our review of your filing has not been completed before that date.

Item 6. Executive Compensation, page 50

2.   Please reconcile your disclosure here that your officers and directors did not receive any compensation with your disclosure on page 53 that James Cassidy and James McKillop received 10,000 shares each for "services rendered valued at $1,000." Refer to Item

402(m)(1) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or J. Nolan McWilliams at (202) 551-3217 with any other questions.

Division of Corporation Finance
Office of Transportation and Leisure

cc: Lee Cassidy, Esq.